FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of February 2006

Commission File Number __________________________________________

                                 Genterra Inc.
                (Translation of registrant's name into English)

                106 Avenue Road, Toronto, Ontario, Canada M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-K:

Press Release issued February 24, 2006

Interim Financial Statements for the Three-month Period ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three-month Period ended December 31, 2005

Certification of Interim Filings - Mark Litwin

Certification of Interim Filings - Stan Abramowitz

                                 GENTERRA INC.


                                  PRESS RELEASE


Toronto, Ontario - February 24, 2006 - Genterra Inc. (TSX Venture - "GIC.SV.A" - Class A)

Genterra Inc. reports first quarter financial results

Revenues for the three month period ended December 31, 2005 increased to $833,661 from $812,471 in the comparable 2004 period. Net Earnings for the period were $138,434 compared to $91,166 in the comparable 2004 period. Earnings per share for the period was $0.01 compared with $0.00 in the comparable 2004 period.

Genterra Inc. is a management and holding company whose assets include rental real estate properties, equity investments and loans and mortgages receivable.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release may contain forward-looking statements which reflect management's current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500



Disclaimer: TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

                                  GENTERRA INC.

---------------------------------------------------------------------------------------------------------------------------


                           CONSOLIDATED BALANCE SHEET



---------------------------------------------------------------------------------------------------------------------------
                                                                                                           (Unaudited)
                                                                                          December 31       September 30
                                                                                              2005              2005
                                                    A S S E T S
CURRENT
  Cash and short-term investments                                                      $      4,999,601  $       4,373,641
  Marketable securities                                                                         749,581            743,675
  Accounts receivable                                                                           250,571            236,941
  Prepaid expenses                                                                               40,741            150,497
  Current portion of notes and mortgages receivable                                           1,611,707          1,861,707
  Future income taxes                                                                             8,235              6,600
                                                                                         ---------------   ----------------
                                                                                              7,660,436          7,373,061

NOTES AND MORTGAGES RECEIVABLE                                                                  249,000            249,000

INVESTMENTS                                                                                   1,646,639          1,646,639

RENTAL REAL ESTATE PROPERTIES                                                                12,085,672         12,183,550

FUTURE INCOME TAXES                                                                             145,288            155,890
                                                                                         ---------------   ----------------

                                                                                       $     21,787,035  $      21,608,140
                                                                                         ===============   ================



                                               L I A B I L I T I E S
CURRENT
  Accounts payable and accrued liabilities                                             $        465,377  $         362,332
  Income taxes payable                                                                           76,504              8,280
  Current portion of long-term debt                                                             472,147            452,414
                                                                                         ---------------   ----------------
                                                                                              1,014,028            823,026

LONG-TERM DEBT                                                                                4,349,817          4,480,556

FUTURE INCOME TAXES                                                                           1,264,969          1,284,771
                                                                                         ---------------   ----------------

                                                                                              6,628,814          6,588,353
                                                                                         ---------------   ----------------



                                        S H A R E H O L D E R S' E Q U I T Y

CAPITAL STOCK                                                                                13,133,945         13,133,945

RETAINED EARNINGS                                                                             2,024,276          1,885,842
                                                                                         ---------------   ----------------
                                                                                             15,158,221         15,019,787
                                                                                         ---------------   ----------------

                                                                                       $     21,787,035  $      21,608,140
                                                                                         ===============   ================


                                  GENTERRA INC.

---------------------------------------------------------------------------------------------------------------------------

                      CONSOLIDATED STATEMENT OF OPERATIONS
                              AND RETAINED EARNINGS

                      THREE MONTHS ENDED DECEMBER 31, 2005

---------------------------------------------------------------------------------------------------------------------------
                                                                                                           (Unaudited)

                                                                                              2005              2004
REVENUE
  Rent                                                                                 $        767,462  $         763,899
  Investment income                                                                              66,199             48,572
                                                                                         ---------------   ----------------
                                                                                                833,661            812,471
EXPENSES
  Administrative and general                                                                     91,401             86,286
  Rental real estate property operating expenses                                                308,558            274,253
                                                                                         ---------------   ----------------
                                                                                                399,959            360,539
                                                                                         ---------------   ----------------

Earnings before the following                                                                   433,702            451,932

  Amortization                                                                                  155,078            148,434
  Interest on long-term debt                                                                     65,950             98,338
                                                                                         ---------------   ----------------
                                                                                                221,028            246,772
                                                                                         ---------------   ----------------

Earnings before the undernoted                                                                  212,674            205,160

  Equity in loss of former investee                                                            -                   (58,143)
  Gain on sale of shares of former equity investee                                             -                    42,949
                                                                                         ---------------   ----------------
                                                                                               -                   (15,194)
                                                                                         ---------------   ----------------

Earnings before income taxes                                                                    212,674            189,966

  Income taxes                                                                                   74,240             98,800
                                                                                         ---------------   ----------------

NET EARNINGS FOR THE PERIOD                                                                     138,434             91,166

Retained earnings, beginning of period                                                        1,885,842            810,987
                                                                                         ---------------   ----------------

RETAINED EARNINGS, END OF PERIOD                                                       $      2,024,276  $         902,153
                                                                                         ===============   ================


EARNINGS PER SHARE
  Basic                                                                                $           0.01  $            0.00
  Diluted                                                                              $           0.01  $            0.00

Weighted average number of  shares
  Basic                                                                                      18,763,237         18,763,237
  Diluted                                                                                    18,763,237         18,763,237


Notes to Interim Financial Statements

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements. These unaudited consolidated financial statementd do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended September 30, 2005.


                                  GENTERRA INC.

---------------------------------------------------------------------------------------------------------------------------


                      CONSOLIDATED STATEMENT OF CASH FLOWS

                      THREE MONTHS ENDED DECEMBER 31, 2005

---------------------------------------------------------------------------------------------------------------------------

                                                                                                           (Unaudited)

                                                                                              2005              2004
OPERATING ACTIVITIES
  Net earnings for the period                                                          $    138,434      $     91,166
  Amortization                                                                              155,078           148,434
  Equity in loss of former investee                                                               -            58,143
  Gain on sale of shares of former equity investee                                                -           (42,949)
  Future income taxes                                                                       (10,835)           98,800
                                                                                         -----------      ------------
                                                                                            282,677           353,594
  Change in non-cash components of working capital
    Accounts receivable                                                                     (13,630)         (121,434)
    Income taxes receivable                                                                       -           (15,295)
    Prepaid expenses and deposits                                                           109,756           115,663
    Accounts payable and accrued liabilities                                                103,045            36,548
    Income taxes payable                                                                     68,224                 -
                                                                                         -----------      ------------
                                                                                            550,072           369,076
                                                                                         -----------      ------------


FINANCING ACTIVITIES
  Repayment of long-term debt                                                              (111,006)         (113,547)
                                                                                         -----------      ------------


INVESTING ACTIVITIES
  Change in marketable securities                                                            (5,906)          (32,756)
  Decrease in investment in notes and mortgage receivable                                   250,000           100,000
  Expenditures on rental real estate properties                                             (57,200)          (52,310)
  Proceeds on sale of shares of former equity investee                                            -            68,123
                                                                                         -----------      ------------
                                                                                            186,894            83,057
                                                                                         -----------      ------------

CHANGE IN CASH AND SHORT-TERM INVESTMENTS                                                   625,960           338,586

Cash and short-term investments, beginning of period                                      4,373,641         1,758,109
                                                                                         -----------      ------------

CASH AND SHORT-TERM INVESTMENTS, END OF PERIOD                                         $  4,999,601      $  2,096,695
                                                                                         ===========      ============

Supplementary cash flow information:

   Income taxes paid                                                                   $     22,525      $     20,988
   Interest paid                                                                       $     66,494      $     69,758

---------------------------------------------------------------------------------------------------------------------------

Segmented information (expressed in thousands of dollars)
                                                                                            Three Months ended December 31
                                                                                              2005              2004

   Revenue             Canada                                                          $        834      $        812
                       United States                                                              -                 -
                                                                                         ------------     --------------
                                                                                                834               812
                                                                                         ============     ==============

   Net earnings (loss) Canada                                                          $        138      $        106
                       United States                                                            -                 (15)
                                                                                         ------------     --------------
                                                                                                138                91
                                                                                         ============     ==============

   Total assets        Canada                                                          $     20,140      $     17,850
                       United States                                                          1,647             2,464
                                                                                         ------------     --------------
                                                                                             21,787            20,314
                                                                                         ============     ==============

                                  GENTERRA INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                  FOR THE THREE MONTHS ENDED DECEMBER 31, 2005

The following management's discussion and analysis (MD&A) provides a review of the financial condition and results of operations of Genterra Inc. ("the Company") for the three months ended December 31, 2005. This MD&A should be read in conjunction with the Company's December 31, 2005 unaudited consolidated financial statements included elsewhere herein.

In this document and in the Company's unaudited consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP). All amounts, unless specifically identified as otherwise, both in the audited consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company's reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

During the year ended September 30, 2005, the Company sold a portion of its holdings in Synergx Systems Inc. ("Synergx") on the public market. The sale has substantially increased the Company's working capital and provides funds for future investment. The Company no longer exercises significant influence over the operations of Synergx. Accordingly, effective June 30, 2005, Genterra has ceased recording in its financial statements its share of earnings of Synergx and now accounts for this investment on the cost basis.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, marketable securities and cash flow from rental, finance and investment operations. In addition, $750,000 of the Company's notes and a mortgages receivable have scheduled repayments during the next twelve months.

The Company's working capital amounted to $6,646,408 at December 31, 2005, compared to $6,550,035 at September 30, 2005. The ratio of current assets to current liabilities was 7.55:1 at December 31, 2005 and 8.96:1 at September 30, 2005. The increase in working capital is primarily due to the cash generated from operations during the period. The working capital ratio was impacted by the provision for income taxes during the current quarter and increased accounts payable at the end of the period. In the 2004 comparable period, the Company's tax provision was offset by non-capital losses carried forward.

During the three months ended December 31, 2005, the Company's cash position increased by $625,960 to $4,999,601. The change was due to the net result of the following increases and utilizations:

- - Operating Activities increased cash by $550,072. This was as a result of $282,677 in cash generated from operations and $267,395 of cash realized from changes in non-cash components of working capital.

- - Financing Activities utilized $111,006 in cash to make scheduled repayments on mortgage obligations.

- - Investing Activities increased cash by $186,894. During the period, the Company realized $250,000 in cash as a result of the repayment of an outstanding note. The Company utilized $57,200 for additions to rental real estate properties and $5,906 in cash to increase its holdings of marketable securities.

The Company anticipates that it will require approximately $2,100,000 in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses and public company shareholder costs. The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate, finance and investment income. In addition, the Company has scheduled long-term debt repayments of approximately $472,000 in the next twelve months. Cash flow from operations will be used to finance these regularly scheduled debt repayments.

RESULTS OF OPERATIONS


The following tables set forth items derived from the unaudited consolidated statements of operations (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters.

                             2006                       2005                                   2004
                          ----------    ---------------------------------------     ----------------------------
                            First        Fourth    Third     Second     First         Fourth    Third   Second
                           Quarter      Quarter   Quarter    Quarter   Quarter       Quarter   Quarter  Quarter
                          ----------    --------- --------- ---------- --------     --------- -------- ---------
Revenue                      $  834       $  758    $  774     $  811   $  812        $  751   $  714    $  790

Net earnings                    138          768        96        120       91           466      217       128

Earnings per share
  Basic                      $ 0.01       $ 0.04    $ 0.00     $ 0.01   $ 0.00        $ 0.02   $ 0.01    $ 0.01
  Diluted                      0.01         0.04      0.00       0.01     0.00          0.02     0.01      0.01


Periods ended December 31, 2005 and 2004

The following table sets forth items derived from the unaudited consolidated statements of operations for the three-month periods ended December 31, 2005 and 2004.

                                                                        Three Months Ended
                                                                      December 31 (Unaudited)
                                                              ----------------------------------
                                                                  2005                    2004
                                                              ----------------------------------
Revenue                                                         $ 833,661              $ 812,471
Administrative expenses                                           (91,401)               (86,286)
Rental real estate operating expenses                            (308,558)              (274,253)
Other expenses                                                   (221,028)              (246,772)
Equity in loss of former investee                                       -                (58,143)
Gain on sale of shares of former equity investee                        -                 42,949
                                                                ----------------------------------
Earnings before income taxes                                      212,674                189,966
Income taxes                                                      (74,240)               (98,800)
                                                                ----------------------------------
Net earnings                                                    $ 138,434               $ 91,166
                                                                ==================================


Revenue. Rental revenue for the three months ended December 31, 2005 was $767,462, an increase of $3,563, as compared to $763,899 for the comparable 2004 period. Investment income for the first quarter ended December 31, 2005 was $66,199 as compared to $48,572 for the comparable 2004 period. The increase in investment income is reflective of increased investment levels at more favourable rates.

Administrative Expenses. Administrative expenses include fees for management and administrative services, legal and audit fees, financing expenses and public company shareholder costs. Administrative expenses for the three months ended December 31, 2005 were $91,401, compared to $86,286 for the comparable 2004 period.

Rental Real Estate Operating Expenses. Rental real estate properties operating expenses for the three months ended December 31, 2005 were $308,558 as compared to $274,253 for the comparable 2004 period. The increase in rental real estate operating expenses was due to roof repairs undertaken during the quarter at one of the Company's rental properties.

Other Expenses. The Company incurred interest expense of $65,950 and $ 98,338 for the first quarter of fiscal 2005 and 2004 respectively. Amortization for the three months ended December 31, 2005 and 2004 were $155,078 and $148,434 respectively. The decrease in interest cost during the first quarter of 2005 was due to the substantial decrease in interest rate on a new mortgage, finalized in June 2005.

Equity Items. The Company no longer exercises significant influence over the operations of Synergx. Accordingly, effective June 30, 2005, Genterra has ceased recording in its financial statements its share of earnings of Synergx and now accounts for this investment on the cost basis. During the three month period ended December 31, 2004 the Company recorded an equity loss of $58,143 from this investment. In addition, during the 2004 quarter the Company sold 15,000 common shares of Synergx realizing a gain of $42,949.

Income Tax Provision. During the three month period ended December 31, 2005 the Company recorded income taxes of $74,240. Due to the utilization of non-capital and capital losses carried forward, during the comparable 2004 period the Company recorded a future income tax expense of $98,800. The effective tax rates were 34.9% and 52.0% for the three month periods ended September 30, 2005 and 2004, respectively. The difference between the Company's statutory tax rate and its effective tax rate is due to permanent differences.

Net Earnings. The Company reported net earnings of $138,434 for the three months ended December 31, 2005, compared with net earnings of $91,166 for the comparable 2004 period. The increase is primarily a result of the increased performance of the Company's investment portfolio and the interest savings on the new mortgage financing. This was offset by an increase in property maintenance expenses during the current quarter.

Inflation. Inflation has not had a material impact on the results of the Company's operations in its last quarter, and it is not anticipated to materially impact on the Company's operations during its current fiscal year.


RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Related party transactions for the three month period ended December 31, 2005 are summarized as follows:

o The Company leases its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease term, as renewed, commenced January 1, 2004 and ends December 31, 2007, at an annual net, net rental of $926,345. The results of operations include rental revenue of $231,586 pertaining to this lease for the period from October 1, 2005 to December 31, 2005. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge. Fred A. Litwin indirectly owns or controls approximately 34.5% of Cambridge and 21.6% of the Company.

o The Company leases its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced February 1, 1996 and ends January 31, 2011, at an annual net, net rental of $413,400 for the first 5 years and at a negotiated rate thereafter. The results of operations include rental revenue of $103,350 pertaining to this lease for the period from October 1, 2005 to December 31, 2005. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge. Fred A. Litwin indirectly owns or controls approximately 34.5% of Cambridge and 21.6% of the Company.

o The Company leases part of its property situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. ("Distinctive"). The lease, which was renewed on October 1, 2004 at an annual rental of $275,000 per year, ends September 30, 2007. The results of operations include rental revenue, inclusive of expense recoveries, of $79,291 pertaining to this lease for the period from October 1, 2005 to December 31, 2005. Alan Kornblum and Stan Abramowitz are directors and/or officers of the Company and Distinctive. Fred A. Litwin owns or controls approximately 50.3% of Distinctive and 21.6% of the Company.

o The Company leases part of its property situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity"). The lease term commenced January 1, 2003 and ends December 31, 2007 at an annual net, net rental of $111,240 per year. The results of operations include rental revenue, inclusive of expense recoveries, of $51,335 pertaining to this lease for the period from October 1, 2005 to December 31, 2005. A wholly owned subsidiary of the Company is a party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand. During the three month period ended December 31, 2005 the Company received $5,783 of interest on this loan. As at December 31, 2005, Fitcity owed an aggregate amount of $381,736 of secured debt under this facility. The Company and Fitcity have agreed that annual repayments on this debt will be based on fifty percent (50%) of Fitcity's annual free cash flow beginning with its 2006/2007 fiscal year. In addition, Fitcity has provided the Company with a guarantee from an affiliated company for a minimum debt repayment of $50,000 in the first year. Mark I. Litwin is a director and/or officer of the Company and Fitcity and is the majority shareholder of Fitcity.

o    Management Contracts

     During the three month period ended December 31, 2005, Forum Financial Corporation ("Forum") provided administrative services to the Company for fees of $29,250. The services provided include office facilities and clerical services, including bookkeeping and accounting. When requested, additional services are also provided on a fee-for-service basis. Stan Abramowitz is an officer and director of Forum and of the Company. Fred A. Litwin owns or exercises control and direction over Forum and 21.6% of the Company.

     During the three month period ended December 31, 2005, First Ontario Investments Inc. ("FirstOnt") provided property management services to the Company for fees of $27,500. Stan Abramowitz and Mark I. Litwin are directors and/or officers of FirstOnt and the Company. Fred A. Litwin owns or exercises control and direction over FirstOnt and 21.6% of the Company.

     During the three month period ended December 31, 2005 consulting services were provided to the Company by Mark I. Litwin for fees of $9,000. Mark I. Litwin is president of the Company.


SHARE DATA

The following table sets forth the outstanding Share Data for the Company as at December 31, 2005:


                                                                                        Authorized           Issued
-----------------------------------------------------------------------------------------------------------------------
Class A shares
     - subordinate voting, participating, $0.005 non-cumulative priority dividend       Unlimited          18,279,225

Class B shares
      - multiple voting (8 votes each), participating                                   Unlimited             484,012
       (each share is convertible into 1 Class A share)

Special shares
     - voting, non-participating, redeemable                                            Unlimited                   -

Class C preferred shares, Series 1
     - non-voting, non-participating, $0.026 non-cumulative, redeemable                 Unlimited           1,704,115

Class D preferred shares, issuable in series:
     Series 1 - non-voting, non-participating, $0.0023 non-cumulative, redeemable       Unlimited           2,475,009

     Series 2 - non-voting, non-participating, $0.0023 non-cumulative, redeemable       Unlimited             810,059

Class E preferred shares
     - non-voting, non-participating, $0.14 cumulative, redeemable                      Unlimited             115,258

Class F preferred shares
     - non-voting, non-participating, $0.06 cumulative, $1 redeemable, convertible      Unlimited             632,493
       (each 98 Class F preferred shares are convertible into either 1 Class A share and 1 Class B or 2 Class A shares)

Preference shares, Series 1
     - non-voting, non-participating, redeemable, $0.0084 cumulative                    Unlimited           1,935,256


RISKS AND UNCERTAINTIES

THE COMPANY'S RESULTS ARE DEPENDENT ON ITS RENTAL REAL ESTATE PROPERTIES

The following items could be considered as risk factors related thereto:

A.   REAL PROPERTY INVESTMENT

     All real property investments are subject to elements of risk. Such risks include general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

     Real property investments tend to be relatively illiquid, with a degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments. Such illiquidity may tend to limit the Company's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the Company were required to liquidate its real property investments, the proceeds to the Company might be significantly less than the aggregate value of its properties on a going concern basis.


B.   LOSS OF SINGLE PURPOSE TENANTS COULD RESULT IN HIGHER LEASING COSTS

     The need to renew and release upon lease expiration is no different for the Company than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenants, have tenant specific leasehold improvements. In the event that the Company is not successful in renewing these leases upon their expiration, or replacing them with a similar tenant, a significant amount of demolition will be required and could therefore be considered a risk factor.


C.   THERE IS A NEED FOR RENTAL INCOME TO MAINTAIN CASH FLOW

     The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk. For the most part, the Company's tenants are suppliers to the retail market and therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of the Company's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact the Company as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. If the Company is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee's exercise of its rights of foreclosure and sale.


D.   LOSS OF TENANTS COULD AFFECT LEASING FLEXIBILITY

     The relocation by an existing tenant could adversely affect the Company's ability to generate income. The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 70% of the building leased to 2 tenants. The balance of the building is leased to smaller tenants. In the event that one or more of these tenants was to terminate their lease and relocate, and such a tenant could not be replaced, the Company may find it difficult to provide appropriate space to prospective tenants.


E.   THE NEED TO RENEGOTIATE FINANCING TERMS AS THEY COME DUE

     The Company might not be able to successfully renegotiate mortgage financing on favourable terms on the various properties as the existing mortgages fall due.


F.   GENERAL UNINSURED LOSSES

     The Company carries comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis. Should an uninsured or underinsured loss occur, the Company could lose its investment in, and anticipated profits and cash flows from, one or more of its properties, but the Company would continue to be obliged to repay any recourse mortgage indebtedness on such property.


G.   ENVIRONMENT LEGISLATION AND CONTAMINATION

     Environmental legislation and policies have become an increasingly important feature of real property ownership and management in recent years. Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances. Although all facilities are in compliance with regulatory standards, environmental contamination could be considered a risk factor. The Company's tenants include companies in the textile manufacturing business which represent a potential environmental risk. In addition, the migration of third party offsite contamination to one of the Company's properties could be considered a risk. The failure to effect any necessary remedial work may adversely affect the owner's ability to sell real estate or to borrow using the real estate as collateral and could result in claims against the owner.


INTEREST RATE RISK

The primary objective of our investment activities is to preserve capital while, at the same time, maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment could decline. We currently maintain an investment portfolio consisting primarily of short-term deposits, Canadian bond obligations and equity investments. Due to the short-term nature of these investments, we believe that we have no material exposure to interest rate risk arising from our investments.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes that the following accounting policy is critical to its business operations and the understanding of results of operations and affects the more significant judgements and estimates used in the preparation of its consolidated financial statements:


     Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets. Changes in future profitability of the Company may impact the realization of these future tax assets.


OUTLOOK

The 2003 amalgamation has resulted in the elimination of duplicative annual legal and audit fees and public company shareholder costs. In addition, the Company benefits from a single administrative, overhead and accounting facility. Management believes that the combination of resources into a larger corporation has resulted in an organization substantially stronger, with greater financial resources, better business prospects and a greater ability to finance its activities than either of the amalgamating corporations had separately. The Company's larger income base, consisting of net real estate revenue, interest income and potential gains on marketable securities, together with an increased equity base with more varied assets, should help facilitate the financing of future growth through an expansion of the Company's real estate holdings. Management continues to analyze potential real estate investments in order to deploy available resources to expand the portfolio. Management seeks to acquire real estate investments that provide both income and the potential for capital appreciation. The financing of any such acquisitions will normally be through a combination of internal resources and commercial/institutional mortgages.
Management will consider deploying resources into other investment areas in order to increase the Company's cash flow from operations.


ADDITIONAL INFORMATION

Additional information relating to the Company including the Company's unaudited quarterly financial results for the reporting periods ended in 2005 and 2004 are available on SEDAR (www.sedar.com) in Canada and on EDGAR
(www.sec.gov/edgar.shtml) in the United States.


GENERAL

Except where otherwise indicated, information contained herein is given as of February 24, 2006.

                FORM 52-109F2 - Certification Of Interim Filings

                                  GENTERRA INC.


I, Mark I. Litwin, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. for the interim period ending December 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


DATED: February 24, 2006.


"Signed"

Mark I. Litwin
Chief Executive Officer

Genterra Inc.

                FORM 52-109F2 - Certification Of Interim Filings

                                  GENTERRA INC.


I, Stan Abramowitz, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. for the interim period ending December 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


DATED: February 24, 2006.


"Signed"

Stan Abramowitz
Chief Financial Officer

Genterra Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    GENTERRA INC.

Date: February 27, 2006             By:/s/STAN ABRAMOWITZ
                                    Stan Abramowitz, Chief Financial Officer